SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of 2007 1Q Business Report

I. Company Overview	4

1. Purpose of the Company a. Scope of Business b. Scope of Business of Subsidiaries	4 4 4
2. History of the Company a. Company History b. Associated Business Group	9 9 11
3. Capital Structure a. Changes in Capital b. Anticipated Changes in Capital c. Convertible Bonds	15 15 15 15
4. Total Number of Authorized Shares a. Total Number of Authorized Shares b. Capital and Price per Share c. Treasury Stock d. Status of Employee Stock Option Program	16 16 16 16 17
5. Voting Rights	17
6. Dividend Information a. Dividend Information for the Past Three Years	18 18

II. Description of Business	19

1. Business Overview a. Organizational Chart	19 19
2. Overview of Operations a. Performance of Operations b. Financing of Operations c. Transactions related to Commission Fees	20 20 20 21
3. Other Information Relevant to Investment Decisions a. BIS ratio b. Credit Ratings for the Past Three Years c. Won-denominated Current Ratio d. Foreign Currency-denominated Current Ratio e. Debt Ratio	22 22 22 22 23 23

III. Financial Information	24

1. Condensed Financial Statements (Non-consolidated)	24
2. Condensed Financial Statements (Consolidated)	25
3. Accounting Information a. Loan Loss Reserves	26 26
4. Notes on Consolidated Financial Statements	27

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(8)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized asset of Hanvit Bank (now Woori Bank) and Kyongnam Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori Private Equity

1.	Private equity business;

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	13 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
	Woori SB Asset Management	Woori F&I
	Woori Private Equity Fund	Woori Private Equity
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa
Mars Second Private Hoesa

*

On March 5, 2007, Mars Second Private Hoesa, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

*

On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company performed a second capital reduction (the first capital reduction was held in Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,9021)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2007.3.31	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock 1)	2,555	2,555
Free float shares	806,012,785	806,012,785

1)	As of the end of April 2007, there has been an increase of three shares, to 2,558.

b.	Capital and Price per Share

As of 2007.3.31					(units: Won, shares)
		Capital			Price per share
Type		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,925,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,925,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2007.3.31					(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common Preferred	2,555				2,555	Note 1)
Subtotal	Common Preferred	2,555				2,555
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,555				2,555

Note 1) As of the end of April 2007, the ending balance increased by three shares, to 2,558.

d.	Status of Employee Stock Option Program

(units: shares)
Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account
Employee Union Account	Common stock	41,403	28,703

5.	Voting Rights

As of 2007.3.31		(units: shares)
Items		Number of stock	Notes
Total number of shares	Common Shares Preferred Shares	806,015,340
Stocks without voting rights	Common Shares Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	2,555	Note 1)
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares Preferred Shares	806,012,785

1)	As of the end of April 2007, there has been an increase of three shares, to 2,558.

6.	Dividend Information

a.	Dividend information for the past three years

Items		2006	2005	2004
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		2,029,319	1,688,221	1,261,924
Earnings per share (Won)		2,518	2,099	1,616
Profit available for dividend distribution (Won in Millions)		5,017,365	3,514,715	2,120,429
Total cash payout (Won in Millions)		483,608	322,405	119,468
Total stock dividends (Won in Millions)		—
Propensity to cash dividends (%)		23.83	19.10	9.47
Cash dividend yield (%)	Common Shares	2.71	1.98	1.81
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	600	400	150
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of 2007. 3. 31

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2007 1Q	2006	2005
Shareholders’ Equity	11,908,521	11,933,072	9,717,364
Capital	4,030,076	4,030,076	4,030,076
Capital Surplus	84,488	84,488	84,488
Retained Earnings	6,001,300	5,597,546	3,891,963
Capital Adjustments	1,792,657	2,220,962	1,710,836
Borrowings	2,344,077	1,860,449	2,314,419
Debentures	1,847,893	1,847,591	2,296,203
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	496,185	12,858	18,216

Total	14,252,598	13,793,521	12,031,783

(2)	Use of Funds

(units: millions of Won)

Items	2007 1Q	2006	2005
Subsidiary Stock	13,587,831	13,591,413	11,751,678
Woori Bank	11,270,692	11,297,882	9,695,213
Kyongnam Bank	803,633	794,984	694,275
Kwangju Bank	650,619	630,995	561,330
Woori Financial Information System	8,874	11,245	11,903
Woori F&I	114,603	124,874	114,017
Woori 3rd Asset Securitization Specialty	15,631	24,317	—
Woori Investment Trust Management	—	—	—
Woori Securities	—	—	—
Woori Investment & Securities	662,422	649,355	604,543
Woori CS Asset Management (formerly Woori Asset Management)	50,703	47,655	60,600
Woori Private Equity	10,654	10,106	9,797
Investment Securities	—	—	—
Loan Obligations	14,925	49,750	109,450
Tangible Assets	561	630	119
Intangible Assets	28	30	35
Cash	567,216	89,724	104,072
Other Assets	82,037	61,974	66,428

Total	14,252,598	13,793,521	12,031,783

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2007 1Q	2006	2005
Commission Revenue (A)	0	0	0
Commission Expense (B)	761	7,613	6,641
Commission Profit (A-B)	-761	-7,613	-6,641

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

Items	2007 1Q	2006	2005
Total Capital (A)	17,377,631	—	—
Risk weighted assets (B)	150,428,275	—	—
BIS Ratio (A/B)	11.55%	—	—

b.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2003.11.13		BBB	R&I (AAA ~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA ~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA ~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa ~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA ~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2007 1Q	2006	2005	2004
Current Assets (A)	587,795	117,037	111,091	57,346
Current Liabilities (B)	495,871	12,496	18,216	11,385
Current Ratio (A/B)	118.54%	936.60%	609.85%	503.70%

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2007 1Q	2006	2005	2004
Current Assets (A)	—	—	—	—
Current Liabilities (B)	—	—	—	—
Current Ratio (A/B)	—	—	—	—

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2007 1Q	2006	2005	2004
Liabilities (A)	2,344,077	1,860,448	2,314,418	2,299,992
Equity (B)	11,908,520	11,933,073	9,717,364	7,448,052
Debt Ratio (A/B)	19.68%	15.60%	23.80%	30.90%

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2007 1Q	2006	2005	2004	2003
Cash and Due from Banks	567,216	89,724	104,072	56,099	349,585
Securities	13,587,831	13,591,413	11,751,678	9,436,975	7,007,222
Loans	14,925	49,750	109,450	218,641	830,566
Tangible Assets	561	630	119	228	242
Other Assets	82,065	62,004	66,464	36,101	60,200
Total Assets	14,252,598	13,793,521	12,031,783	9,748,044	8,247,815
Borrowings	0	0	0	120,000	0
Debentures	1,847,893	1,847,591	2,296,203	2,154,637	2,621,182
Other Liabilities	496,184	12,858	18,216	25,354	28,738
Total Liabilities	2,344,077	1,860,449	2,314,419	2,299,991	2,649,920
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Capital Surplus	84,488	84,488	84,488	84,356	61,324
Capital Adjustment	(-)18	(-)18	(-)18	2,604	1,522
Other Comprehensive Income	1,792,674	2,220,980	1,710,854	1,049,961	374,658
Retained Earnings	6,001,300	5,597,545	3,891,963	2,328,854	1,282,866
Total Stockholder’s Equity	11,908,521	11,933,072	9,717,364	7,448,053	5,597,895
Operating Income	916,432	2,031,611	1,867,488	1,922,849	1,593,251
Operating Profit	886,961	1,893,248	1,688,298	1,259,874	203,097
Net Profit before Tax	887,022	2,029,319	1,688,221	1,261,925	202,565
Net profit	887,022	2,029,319	1,688,221	1,261,925	202,565

* 1.	Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.
2.	The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.
3.	The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.
4.	Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
5.	The 2004 figures have been changed due to changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2006	2005	2004	2003	2002
Cash and Due from Banks	10,674,977	11,224,015	6,530,065	6,471,855	6,568,852
Securities	46,313,960	37,693,090	29,175,271	27,006,678	26,452,509
Loans	140,854,505	106,937,970	91,482,647	86,077,297	73,604,113
Tangible Assets	2,561,391	2,472,727	2,410,106	2,253,714	2,356,235
Other Assets	11,592,497	6,215,046	7,003,875	6,958,176	5,861,825
Total Assets	211,997,330	164,542,848	136,601,964	128,767,720	114,843,534
Deposits	129,022,868	107,087,990	92,148,907	89,049,625	78,917,388
Borrowings	54,134,339	37,116,858	27,910,757	25,008,773	24,654,095
Other Liabilities	15,415,318	9,233,038	7,837,020	9,011,022	5,957,284
Total Liabilities	198,572,525	153,437,886	127,896,684	123,069,420	109,528,767
Common Stock	4,030,077	4,030,077	3,982,278	3,877,525	3,839,074
Consolidated Capital Surplus	187,955	142,608	170,960	57,844	25,029
Consolidated Capital Adjustment	(-)55,854	(-)52,485	(-)94,843	51,715	(-)12,903
Consolidated Other Comprehensive Income	2,173,342	1,705,194	1,060,800	363,254	67,409
Consolidated Retained Earnings	5,601,869	3,896,255	2,333,145	1,152,053	1,151,113
Minority Interest	1,487,416	1,383,313	1,252,940	195,909	245,045
Total Stockholder’s Equity	13,424,805	11,104,962	8,705,280	5,698,300	5,314,767
Operating Income	19,895,975	14,564,520	13,542,554	10,696,247	9,996,388
Operating Profit	2,748,368	2,004,494	1,137,600	57,719	375,872
Net Profit before Tax	2,913,712	2,145,704	1,192,574	231,062	454,884
Aggregated Net Profit	2,189,207	1,833,521	1,261,052	52,374	613,576
Net Profit for Majority Shareholders	2,029,319	1,688,221	1,261,925	56,279	591,588
Net Profit for Minority Shareholders	159,888	145,300	(-)873	(-)3,905	21,988
No. of Companies Consolidated	24	21	24-	15	17

* 1.	Accounts and numbers are presented in accordance with the Corporate Accounting Standard No. 101 and No. 24.
2.	The 2006 figures include non-operating income of KRW 117.0 billion resulting from the accounting treatment and related interpretation of the effect of the sale of securities in prior periods by a related party in which we acquired an interest.
3.	The 2006 figures also include KRW 26.6 billion as a result of changes in accounting treatment and related interpretation related to private equity fund.
4.	Operating income and operating expenses in the year 2003, 2004, and 2005 are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
5.	The 2004 figures have been changed due to changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2007 1Q	Loans	15,000	75	0.5%
	Total	15,000	75	0.5%
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%
2005	Loans	110,000	550	0.5%
	Total	110,000	550	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2007 1Q	2006	2005
1. Initial loan loss reserves balance	250	550	1,098
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-175	-300	-548
Ending loan loss reserve balance	75	250	550

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2006	2005	2004
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	HanaAnjin (Deloitte HanaAnjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies
2006	Woori Finance Holdings and 24 companies	- Korea BTL Infrastructure Fund - Woori Global Markets Asia Limited - Mars First Private Hoesa

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Investment & Securities Int’l Ltd.

- LG Investment & Securities (H.K.) Limited

- LG Investment & Securities America, Inc.

- LG Investments Holding B.V. (Amsterdam) GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

IV. Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2007 1Q	2006 1Q	2006	2005
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2007 1Q	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	340	1,008
2006	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,210
2005	Anjin (Deloitte Anjin)	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2007 1Q		N/A
2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	USD 1,950 thousand	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 12 and 13, 2007, respectively.

•	Second Resolution: Appointment of Executive Director

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Executive Director	Byongwon Bahk	- Director-General, Bureau of Economic Policy, Ministry of Finance and Economy (MOFE) - Vice Minister, Ministry of Finance and Economy (MOFE)	N/A	N/A

•	Third Resolution: Appointment of Non-Standing Directors as Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG
Non-standing Director and audit Committee	Bong-Soo Park	- Chairman & President, Korea Technology Credit Guarantee Fund - Currently Executive Advisor at Korea Institute for International Economics Policy	N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Pyoung Wan Har	- Standing Audit Committee Member of Korean Exchange Bank	N/A	N/A

Non-standing Director and audit Committee	Kwang-Dong Kim	- Deputy Minister for Trade, Ministry of Foreign Affairs and Trade - Ambassador of the Republic of Korea to the Federative Republic of Brazil	N/A	N/A

Non-standing Director and audit Committee	Inbong Ha	- President, Korean Business Administration and Economics Association - Currently Professor, College of Economics and Business Administration, Kyungpook National University	N/A	N/A

Non-standing Director and audit Committee	Myoung-Soo Choi	- Director General of the Investigation Department at KDIC - Currently Director General of Fund Management & Planning Department at KDIC	Employee (Director)	N/A

*	Bong-Soo Park and Woon-Youl Choi were reappointed. Pyoung Wan Har, Kwang-Dong Kim, Inbong Ha and Myoung-Soo Choi were newly appointed.

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

☒	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the BOD Management Committee.

2.	Management Compensation Committee

Name	Position	Notes
Pyoung Wan Har	Non-standing Director	Non-standing director Woon-Youl Choi heads this committee consisting of no less than three non-standing directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director

☒	Non-standing director Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi were newly appointed to the committee on March 30, 2007.

3.	Risk Management Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

☒	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Risk Management Committee.

☒	Non-standing directors Pyoung Wan Har, Bong-Soo Park, Woon-Youl Choi, Inbong Ha, and Myoung-Soo Choi were appointed to the Risk Management Committee on March 30, 2007.

4.	Audit Committee

Name	Position	Notes

Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

5.	Executive Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

☒	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the Executive Management Committee.

6.	Ethics Management Committee

Name	Position	Notes
Byongwon Bahk	Chairman and CEO	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no less than two non-standing directors.
Kwang-Dong Kim	Non-standing Director
Myoung-Soo Choi	Non-standing Director

☒	Non-standing Director Kwang-Dong Kim and Myoung-Soo Choi were newly appointed to the committee.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no less than three non-standing directors.
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Bong-Soo Park	Non-standing Director
Inbong Ha	Non-standing Director

8.	MOU Review Committee

Name	Position	Notes

Byongwon Bahk	Chairman and CEO	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.
Bong-Soo Park	Non-standing Director
Woon-Youl Choi	Non-standing Director
Pyoung Wan Har	Non-standing Director
Kwang-Dong Kim	Non-standing Director
Inbong Ha	Non-standing Director
Myoung-Soo Choi	Non-standing Director

☒	On March 30, 2007, Byongwon Bahk was newly elected as Chairman & CEO at the Annual General Meeting of Shareholders and became the head of the MOU Review Committee.

E.	Stock Options

As of March 31, 2007	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	22,100
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	22,100
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	22,100
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	22,100
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	22,100
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	22,100
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	22,100
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	22,100
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	22,100
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	22,100
Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	22,100
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	22,100
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	22,100
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	22,100
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	22,100
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	22,100
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	22,100
Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	22,100
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	22,100
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	0	500	9,500	22,100
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1500	0	22,100
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	22,100
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	22,100
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	22,100
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	6,000	1,000	13,000	22,100
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	22,100
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	22,100
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	22,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	22,100
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	22,100
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	22,100
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	22,100
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	22,100
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	22,100
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	22,100
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	22,100
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	22,100
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	22,100
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	22,100
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	8,250	750	6,000	22,100
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	22,100
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	22,100

Total	—	—	—	1,560,000	822,250	420,000	317,750	—

1.	Exercised options as of March 31, 2007
2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.
3.	Exercise period: December 5, 2005 ~ December 4, 2008
4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings Co.
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Woori Bank Indonesia (95.19%)
Korea BTL Infrastructure Fund (100%)
Woori Global markets Asia Ltd. (100%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities * (30.60%)
Woori Futures (100%)
Woori Investment & Securities International Ltd (London) (100)%
Woori Investment & Securities (H.K.) Ltd (100%)
Woori Investment & Securities America, Inc (100%)
Mars First Private Hoesa (52.94%)
Mars Second Private Hoesa (4.76%)
Woori CS Asset Management (70%)
Woori Finance Information System (100%)
Woori F&I (100%)
Woori SB Asset Management (51.00%)
Woori 3rd SPC (100%)
Woori Private Equity (100%)
Woori Private Equity Fund (60.57%)

*	Woori Finance Holdings’ stake in Woori Investment & Securities includes preferred shares.

3.	Investments in Other Companies

As of March 31, 2007	(units: thousands of shares, millions of Won, %)

T y p e	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]		Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
D O M E S T I C	Woori Bank	635,957	100.0	11,297,882	—	-27,190	635,957	100.0	11,270,692	1,642,032		804,016
	Kwangju Bank	44,080	99.9	630,995	—	19,624	44,080	99.9	650,619	90,118		35,760
	Kyongnam Bank	51,800	99.9	794,984	—	8,649	51,800	99.9	803,633	154,958		42,278
	Woori Finance Info Sys.	900	100.0	11,245	—	-2,371	900	100.0	8,874	2,444		-121
	Woori F&I	2,000	100.0	124,874	—	-10,271	2,000	100.0	114,603	28,629		15,495
	Woori 3rd SPC	2	100.0	24,317	—	-8,686	2	100.0	15,631	(-	)139	-34
	Woori Investment & Securities (formerly LGIS)	46,325	35.00	649,355	—	13,067	46,325	35.0	662,422	235,317		13,620
	Woori CS Asset Management (formerly LGITM)	4,663	70.0	47,655	—	3,048	4,663	70.0	50,703	12,561		3,041
	Woori Private Equity	2,000	100.0	10,106		548	2,000	100.0	10,654	309		549
	Foreign	—	—	—	—	—	—	—	—	—		—

	Total	787,727		13,591,413	—	-3,582	787,727	—	13,587,831	2,166,229		914,604

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the year ended December 31, 2006, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the year ended March 31, 2006.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2007.3.31	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	77.97	—	—	628,458,609	77.97
Total		Common	628,458,609	77.97	—	—	628,458,609	77.97
		Preferred			—	—	0	0

		Total	628,458,609	77.97	—	—	628,458,609	77.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of 2006.12.31	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97

Total		628,458,609	77.97		628,458,609	77.97

c.	Shareholder Distribution

As of 2006.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	30,138	99.99	177,554,995	22.03
Minority Shareholders (Companies)	1,208	4.00	159,462,460	19.79
Minority Shareholders (Individual)	28,930	95.99	18,092,535	2.24
Major Shareholders	1	0.00	628,458,609	77.97
Main Shareholders	—	—	—	—
Total Other Shareholders	—	—	—	—
Others Shareholders (Companies)	1	0.00	1,736	0.00
Others Shareholders (Individual)	—	—	—	—

Total	30,140	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	October	November	December	January	February	March
High	21,200	21,350	22,300	22,200	25,800	24,000
Low	19,850	20,050	20,000	20,100	23,000	22,150
Monthly Trade Volume	30,416,622	29,316,195	29,293,370	33,890,469	41,176,235	46,518,958

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		October	November	December	January	February	March
ADR	High	66.75	68.79	72.27	72.00	83.33	76.89
	Low	62.17	64.20	66.75	65.15	74.21	69.00
Monthly Trade Volume		82,100	65,300	128,600	121,900	129,600	164,500

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman and CEO	Registered	Byongwon Bahk
Senior Managing Director	Non-Registered	Seong Mok Park
Senior Managing Director	Non-Registered	Young-Gaeng Kim
Senior Managing Director	Non-Registered	Dongil Kim
Non-standing Director	Registered	Pyoung Wan Har
Non-standing Director	Registered	Kwang-Dong Kim
Non-standing Director	Registered	Bong-Soo Park
Non-standing Director	Registered	Inbong Ha
Non-standing Director	Registered	Woon-Youl Choi
Non-standing Director	Registered	Myoung-Soo Choi

☒	Senior Managing Director Dongil Kim was newly appointed on April 25, 2007.

2.	Employee Status

As of 2007.3.31	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	2007 1Q Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	69	—	1	70	2 years and 8 months	958,189	13,688
Female	10	—	10	20	3 years	124,506	6,225
Total	79	—	11	90	2 years and 9 months	1,082,696	12,030

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	3	Financial accounting, Financial planning

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori F&I	Subsidiary	Other loan	50,000		35,000	15,000

Total			50,000		35,000	15,000

b.	Payment Transactions

(units: shares)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580			635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000			44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000			51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000			900,000
Woori F&I	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000			2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981		—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400		—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000

Total			787,726,961		—	787,726,961

EXHIBIT A

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

AND INDEPENDENT ACCOUNTANT’S REVIEW REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying non-consolidated balance sheet of Woori Finance Holdings Co., Ltd. (the “Company”) as of March 31, 2007 and the related non-consolidated income statements, cash flows and changes in shareholders’ equity for the three months ended March 31, 2007 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statement in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea (See Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2006 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated March 8, 2007, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows or changes in shareholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 7, 2007

Notice to Readers

This report is effective as of May 7, 2007, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	(Won)	567,216	(Won)	89,724	US$	603,229	US$	95,421
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		13,587,831		13,591,413		14,450,527		14,454,336
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)		14,925		49,750		15,873		52,909
Fixed assets (Note 5)		561		630		597		670
Other assets (Notes 6 and 17)		82,065		62,004		87,275		65,941

	(Won)	14,252,598	(Won)	13,793,521	US$	15,157,501	US$	14,669,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 15)	(Won)	1,847,893	(Won)	1,847,591	US$	1,965,216	US$	1,964,895
Other liabilities (Notes 9 and 17)		496,184		12,858		527,687		13,675

		2,344,077		1,860,449		2,492,903		1,978,570

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		4,285,948		4,285,948
Capital surplus		84,488		84,488		89,852		89,852
Capital adjustments (Note 10)		(18)		(18)		(19)		(19)
Accumulated other comprehensive income (Notes 3 and 19)		1,792,674		2,220,979		1,906,492		2,361,990
Retained earnings:
Legal reserve		580,181		377,249		617,017		401,201
Voluntary reserve		4,530,000		3,190,000		4,817,611		3,392,534
Retained earnings before appropriations (Note 10)		891,119		2,030,297		947,697		2,159,201

		6,001,300		5,597,546		6,382,325		5,952,936

		11,908,521		11,933,072		12,664,598		12,690,707

	(Won)	14,252,598	(Won)	13,793,521	US$	15,157,501	US$	14,669,277

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	(Won)	914,760	(Won)	472,642	US$	972,839	US$	502,650
Interest income (Note 17)		1,498		2,664		1,593		2,833
Reversal of allowance for doubtful accounts		175		—		186		—

		916,433		475,306		974,618		505,483

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		155		388		165		413
Interest expense		23,000		28,057		24,460		29,838
Fees		761		1,457		809		1,549
General and administrative (Notes 14 and 17)		5,555		5,334		5,908		5,673

		29,471		35,236		31,342		37,473

OPERATING INCOME		886,962		440,070		943,276		468,010

NON-OPERATING INCOME		65		42		68		45

NON-OPERATING EXPENSES		5		5		5		5

INCOME BEFORE INCOME TAX		887,022		440,107		943,339		468,050

INCOME TAX EXPENSE (Note 12)		—		—		—		—

NET INCOME	(Won)	887,022	(Won)	440,107	US$	943,339	US$	468,050

BASIC NET INCOME PER COMMON SHARE (Note 18)	(Won)	1,101	(Won)	546	US$	1.17	US$	0.58

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	887,022	(Won)	440,107	US$	943,339	US$	468,050

Adjustments to reconcile net income to net cash provided by operating activities:
Loss on valuation using the equity method of accounting		155		388		165		413
Interest expense (amortization of discounts on debentures)		302		355		321		378
Provision for severance benefits		154		269		164		286
Depreciation		72		36		77		38
Amortization		3		5		3		5
Stock-based Compensation		136		—		145		—
Gain on valuation using the equity method of accounting		(914,760)		(472,642)		(972,839)		(502,650)
Reversal of allowance for doubtful accounts		(175)		—		(186)		—

		(914,113)		(471,589)		(972,150)		(501,530)

Changes in operating assets and liabilities:
Decrease in other receivable		136		—		144		—
Decrease in accrued income		147		532		156		566
Increase in advanced payments		—		(21)		—		(22)
Increase in prepaid expenses		(67)		(425)		(71)		(452)
Retirement benefits payment		(386)		(231)		(411)		(246)
Decrease in employee retirement insurance deposit		184		144		196		153
Increase(decrease) in other payables		(38)		132		(40)		140
Decrease in accrued expenses		(511)		(1,822)		(543)		(1,938)
Increase(decrease) in withholdings		180		(150)		191		(160)
Dividends on investment securities accounted for the equity method		469,942		729,467		499,779		775,781

		469,587		727,626		499,401		773,822

Net cash provided by operating activities		442,496		696,144		470,590		740,342

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	(Won)	35,000	(Won)	—	US$	37,222	US$	—
Acquisition of fixed assets		(3)		(7)		(3)		(7)
Acquisition of intangible assets		(1)		—		(1)		—

Net cash provided by (used in) investing activities		34,996		(7)		37,218		(7)

CASH FLOWS FROM FINANCING ACTIVITIES:		—		—		—		—

		—		—		—		—

NET INCREASE IN CASH AND BANK DEPOSITS		477,492		696,137		507,808		740,335

CASH AND BANK DEPOSITS, BEGINNING OF THE PERIOD		89,724		104,072		95,421		110,680

CASH AND BANK DEPOSITS, END OF THE PERIOD	(Won)	567,216	(Won)	800,209	US$	603,229	US$	851,015

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

	Common stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,710,854	(Won)	3,891,963	(Won)	9,717,364
Net income		—		—		—		—		440,107		440,107
Dividend		—		—		—		—		(322,405)		(322,405)
Valuation using the equity method on subsidiaries		—		—		—		49,909		(1,213)		48,696

March 31, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,760,763	(Won)	4,008,452	(Won)	9,883,762

January 1, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	2,220,979	(Won)	5,597,546	(Won)	11,933,073
Net income		—		—		—		—		887,022		887,022
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		—		—		(428,305)		340		(427,966)

March 31, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,792,674	(Won)	6,001,300	(Won)	11,908,521

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

1. GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns nine subsidiaries and sixteen 2nd-tier subsidiaries as of March 31, 2007.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of March 31, 2007, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of March 31, 2007 and December 31, 2006 is as follows:

Parent companies	Subsidiaries	2007		2006		Financial statements as of
		Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Mar. 31
”	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Mar. 31
”	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Mar. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Mar. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Mar. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Mar. 31
”	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Mar. 31
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Mar. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Mar. 31	(*3)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Mar. 31	(*3)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Mar. 31	(*3)
”	Korea BTL Infrastructure Fund	7,937,899	100.0	7,937,899	100.0	Mar. 31
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Mar. 31	(*3)
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Mar. 31

Parent companies	Subsidiaries	2007		2006		Financial statements as of
		Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Mar. 31
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Mar. 31	(*3)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Mar. 31	(*3)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Mar. 31	(*3)
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Mar. 31	(*3)
”	High Technology Venture Investment	208,000	42.9	208,000	42.9	Mar. 31	(*3)
”	Global Technology Investment	592,000	50.0	592,000	50.0	Mar. 31	(*3)
”	MARS First Private Equity Fund	9,000,000	52.9	9,000,000	52.9	Mar. 31	(*3)
”	MARS Second Private Equity Fund (*1)	129	4.8	—	—	Mar. 31	(*3)
”	Connacht Capital Market Investment (*2)	15,000,000	100.0	—	—	Mar. 31	(*3)

(*1)	On March 20, 2007, Woori Investment Securities acquired 4.8% ownership interest of MARS Second Private Fund and included in its consolidation scope since Woori Investment Securities can participate in operating policy decision and represent on the board of directors as a general partner.
(*2)	Since Connacht Capital Market Investment had been due for liquidation, it was accounted for using the equity method of accounting and excluded from consolidation for the year ended December 31, 2006. However, it has been included in consolidation scope of Woori Investment Securities as its liquidation process was no longer proceeded for the three months ended March 31, 2007.
(*3)	The financial statements as of March 31, 2007 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of March 31, 2007 does not differ materially from that as of December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, cash flows or changes in shareholders’ equity, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)940.30 to US$ 1.00 at March 31, 2007, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accounting policies, which have been adopted in preparing the accompanying non-consolidated financial statements, do not differ materially from those used in preparing the non-consolidated financial statements for the year ended December 31, 2006 except for the following:

a.	Adoption of new statements of Korea accounting standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.20 (except for No.11) before the beginning of the 2007 and SKASs

No.11 ‘Discontinuing operations’ and No.21 ‘Preparation and presentation of financial statements’ to No.25 ‘Consolidated financial statement’ on or after January 1, 2007.

Significant SKASs newly adopted are summarized below.

Change of presentation of financial statements

The Company has prepared the balance sheets, income statements, statements of appropriations of retained earnings (statements of disposition of accumulated deficit), statements of cash flows, statements of changes in shareholders’ equity and notes on a going concern basis in accordance with SKAS No.21, No.24 and revised No.101 ‘Financial holding company’. The presentation and classification of items in the financial statements should be retained from one period to the next to improve the comparability of financial statements and the comparative information should be disclosed in respect of the previous period for all amounts reported in the financial statements. Thus, the Company has prepared the statements of changes in shareholders’ equity as a complete set of financial statements and the statements of comprehensive income as a note.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the three months ended March 31, 2007 are as follows (Korean won in millions):

	January 1, 2007		Gain (loss) on valuation using the equity method		Other comprehensive income		Retained earnings		Dividends		March 31, 2007
Woori Bank	(Won)	11,297,882	(Won)	804,016	(Won)	(406,730)	(Won)	343	(Won)	(424,819)	(Won)	11,270,692
Kyongnam Bank		794,984		42,278		(2,650)		(2)		(30,977)		803,633
Kwangju Bank		630,995		35,760		1,893		—		(18,029)		650,619
WFIS		11,245		(121)		—		—		(2,250)		8,874
Woori F&I		124,874		15,495		(11,620)		—		(14,146)		114,603
Woori 3rd SPC		24,317		(34)		(8,652)		—		—		15,631
Woori Investment Securities (*1)		649,355		13,620		(553)		—		—		662,422
Woori CS		47,655		3,041		7		—		—		50,703
Woori PE		10,106		549		—		(1)		—		10,654

	(Won)	13,591,413	(Won)	914,604	(Won)	(428,305)	(Won)	340	(Won)	(490,221)	(Won)	13,587,831

(*1)	The market value of Woori Investment Securities is (Won)914,918 million ((Won)19,750 per share) as of March 31, 2007.

(2)	Changes in investment securities accounted for using the equity method of accounting for the year ended December 31, 2006 are as follows (Korean won in millions):

	January 1, 2006		Gain (loss) on valuation using the equity method		Other comprehensive income		Retained earnings		Other decrease		December 31, 2006
Woori Bank	(Won)	9,695,213	(Won)	1,648,837	(Won)	422,298	(Won)	(1,331)	(Won)	(467,135)	(Won)	11,297,882
Kyongnam Bank		694,275		155,002		(22,759)		—		(31,534)		794,984
Kwangju Bank		561,330		100,656		24,640		—		(55,631)		630,995
WFIS		11,903		3,842		—		—		(4,500)		11,245
Woori F&I		114,017		28,474		11,884		—		(29,501)		124,874
Woori 3rd SPC		—		(139)		24,564		—		(108)		24,317
Woori Investment Securities		604,543		68,233		14,127		—		(37,548)		649,355
Woori CS		60,600		11,013		768		—		(24,726)		47,655
Woori PE		9,797		309		—		—		—		10,106

	(Won)	11,751,678	(Won)	2,016,227	(Won)	475,522	(Won)	(1,331)	(Won)	(650,683)	(Won)	13,591,413

(3)	The details of other decrease for the year ended December 31, 2006 are as follows (Korean won in millions):

	Other non-operating revenue		Acquisition (Disposal)		Dividends		Total
Woori Bank	(Won)	125,576	(Won)	—	(Won)	(592,711)	(Won)	(467,135)
Kyongnam Bank		34,770		—		(66,304)		(31,534)
Kwangju Bank		(14,681)		—		(40,950)		(55,631)
WFIS		—		—		(4,500)		(4,500)
Woori F&I		—		—		(29,501)		(29,501)
Woori 3rd SPC		—		—		(*1)(108)		(108)
Woori Investment Securities		(9,753)		—		(27,795)		(37,548)
Woori CS		—		(*2)(19,396)		(5,330)		(24,726)

	(Won)	135,912	(Won)	(19,396)	(Won)	(767,199)	(Won)	(650,683)

(*1)	Adjustment on dividend receivables
(*2)	On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Credit Suisse Asset Management to Credit Suisse and (Won)34,604 million of gain on the disposal of the ownership interest was recorded in other comprehensive income.

(4)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the three months ended March 31, 2007 and for the year ended December 31, 2006 are as follows (Unit: Korean won in millions):

	Jan. 1, 2007		Amortization		Mar. 31, 2007
Woori F&I	(Won)	70	(Won)	1	(Won)	69
Woori Investment Securities		(2,494)		(6)		(2,488)

	(Won)	(2,424)	(Won)	(5)	(Won)	(2,419)

	Jan. 1, 2006		Amortization		Dec. 31, 2006
Woori F&I	(Won)	74	(Won)	4	(Won)	70
Woori Investment Securities		(2,735)		(241)		(2,494)

	(Won)	(2,661)	(Won)	(237)	(Won)	(2,424)

(5)	The details of unrealized gain(loss) from transactions among subsidiaries for the three months ended March 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2007		Realized		Incurred		Mar. 31, 2007
Woori Bank	(Won)	588	(Won)	(871)	(Won)	(4,001)	(Won)	(4,284)
Kyongnam Bank		5		(1)		—		4
Kwangju Bank		3,688		(111)		—		3,577
WFIS		1,726		213		—		1,939
Woori F&I		(384)		(175)		—		(559)
Woori 3rd SPC		(139)		—		—		(139)

	(Won)	5,484	(Won)	(945)	(Won)	(4,001)	(Won)	538

4. LOANS

(1)	Loans and allowance for the possible loan losses as of March 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2007		2006
Woori F&I (*1)	Mar. 25, 2003	Mar. 25, 2007	7.3	(Won)	—	(Won)	27,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		15,000		23,000

					15,000		50,000
Allowance for possible loan losses					(75)		(250)

				(Won)	14,925	(Won)	49,750

(*1)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

5. FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the three months ended March 31, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Mar. 31, 2007
Furniture and equipment	(Won)	596	(Won)	3	(Won)	—	(Won)	69	(Won)	530
Leasehold improvements		34		—		—		3		31

	(Won)	630	(Won)	3	(Won)	—	(Won)	72	(Won)	561

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Dec. 31, 2006
Furniture and equipment	(Won)	74	(Won)	732	(Won)	—	(Won)	210	(Won)	596
Leasehold improvements		45		16		—		27		34

	(Won)	119	(Won)	748	(Won)	—	(Won)	237	(Won)	630

(2)	Changes in intangible assets for the three months ended March 31, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Amortization		Mar. 31, 2007
Software	(Won)	3	(Won)	—	(Won)	—	(Won)	3
Industrial property rights		27		1		3		25

	(Won)	30	(Won)	1	(Won)	3	(Won)	28

	Jan. 1, 2006		Acquisition		Amortization		Dec. 31, 2006
Software	(Won)	7	(Won)	—	(Won)	4	(Won)	3
Industrial property rights		28		16		17		27

	(Won)	35	(Won)	16	(Won)	21	(Won)	30

As of March 31, 2007, accumulated amortization of software and industrial property rights amount to (Won)31 million and (Won)60 million, respectively.

6. OTHER ASSETS

Other assets as of March 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Guarantee deposits (Note 17)	(Won)	4,178	(Won)	4,178
Other receivables (Notes 11 and 17)		3,140		3,276
Dividend receivables		74,148		53,869
Accrued income (Note 17)		300		448
Prepaid expenses		271		203
Intangible assets (Note 5)		28		30

	(Won)	82,065	(Won)	62,004

7. DEBENTURES

Debentures in local currency as of March 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2007		2006
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	(Won)	200,000	(Won)	200,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000

					1,850,000		1,850,000
Less: discounts					(2,107)		(2,409)

				(Won)	1,847,893	(Won)	1,847,591

8. ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)2,131 million and (Won)2,363 million as of March 31, 2007 and December 31, 2006, respectively.

The details of changes in the accrued severance benefits for the three months ended March 31, 2007 and the year ended December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Beginning balance	(Won)	2,363	(Won)	1,980
Provision for severance benefits		154		880
Retirement indemnities payment		(386)		(497)

Ending balance	(Won)	2,131	(Won)	2,363

The Company has deposited employee retirement insurance at Woori Bank. As of March 31, 2007 and December 31, 2006, the deposits, amounting to (Won)1,817 million and (Won)2,002 million, respectively, are presented as a deduction from accrued severance benefits.

9. OTHER LIABILITIES

Other liabilities as of March 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Accrued severance benefits (Note 8)	(Won)	2,131	(Won)	2,363
Deposits with employee retirement insurance trust (Notes 8 and 17)		(1,817)		(2,002)
Other payables (Note 17)		613		651
Accrued expenses (Note 11)		11,306		11,682
Dividend payable		483,608		—
Withholdings		343		164

	(Won)	496,184	(Won)	12,858

10. SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of March 31, 2007 and December 31, 2006 are as follows:

	2007		2006
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(3)	As of March 31, 2007 and December 31, 2006, the Company held 2,555 shares of treasury stock amounting to (Won)18 million.

(4)	The changes in retained earnings from December 31, 2006 to March 31, 2007 are as follows (Korean won in millions):

	2007
Balance - December 31, 2006	(Won)	2,030,297
Appropriations:
Dividend		(483,608)
Legal reserve		(202,931)
Voluntary reserve		(1,340,000)
Increase by using the equity method of accounting		339
Net income for the three months ended March 31, 2007		887,022

Balance - March 31, 2007	(Won)	891,119

11. STOCK OPTIONS

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15% and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 822,250 stock options were exercised amounting to (Won)7,728 million until March 31, 2007. In connection with this, the Company revalued stock based compensation and recorded (Won)4,130 million of the stock-based payment as a liability as of March 31, 2007.

(2)	The summary of stock-based compensation granted as of March 31, 2007 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(Won)	11,921	(Won)	6,800
Exercisable period		During the three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		508,000 shares		314,250 shares
Exercisable number of rights		212,000 shares		105,750 shares
Value per right	(Won)	11,292	(Won)	16,413
Stock-based compensation liabilities	(Won)	2,394 million	(Won)	1,736 million

(3)

Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiary recorded the related cost as other payables amounting to (Won)3,140 million and the Company recorded the same amount as other receivables.

12. INCOME TAX EXPENSE

(1)	Differences between net income before income tax and taxable loss for the three months ended March 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
Net income before income tax		(Won)	887,022		(Won)	440,107
Non-temporary differences:
Addition:
Investment securities	—			49,909
Deemed interest income	—			17
Entertainment expense in excess of tax limit	80			126
Donation expense in excess of tax limit	5			5

	85			50,057

Deduction:
Dividend income	(478,697)			(709,293)
Investment securities	(428,645)			(1,213)

	(907,342)		(907,257)	(710,506)		(660,449)

Temporary differences:
Addition:
Investment securities	4,261			213,017
Long-term other receivables-prior year	424			6,090
Unsettled expense	2,196			2,166
Other	186			4,148

	7,067			225,421

Deduction:
Long-term other receivables-current year	(560)			(3,208)
Other	(2,338)			(10,828)

	(2,898)		4,169	(14,036)		211,385

Taxable loss		(Won)	16,066		(Won)	8,957

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the three months ended March 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007		Decrease		Increase		Mar. 31, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(490,715)	(Won)	(914,759)	(Won)	(4,885,289)		(Won)(*1) (59,074)
Accrued expenses		2,153		2,153		2,196		2,196		604
Accrued severance benefits		1,418		—		186		1,604		441
Employee retirement deposits		(1,418)		—		(186)		(1,604)		(441)
Depreciation		178		—		—		178		49
Long-term receivables		(3,276)		(424)		—		(2,852)		(784)
Long-term accrued expenses		4,129		560		—		3,569		981
Other comprehensive income due to the equity method of accounting		(2,322,288)		(428,306)		—		(1,893,982)		(*1)(45,403)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516

Total	(Won)	(6,745,745)	(Won)	(916,732)	(Won)	(912,563)	(Won)	(6,741,576)	(Won)	(94,111)

Tax loss carry-forwards	(Won)	218,712	(Won)	—	(Won)	16,066	(Won)	234,778	(Won)	64,564

<2006>	Jan. 1, 2006		Decrease		Increase		Mar. 31, 2006		Deferred tax assets (liabilities)
Investment securities	(Won)	(3,200,579)	(Won)	(733,967)	(Won)	(471,041)	(Won)	(2,937,653)	(Won)	(*1)(39,660)
Accrued expenses		2,770		2,770		2,166		2,166		596
Accrued severance benefits		1,188		121		—		1,067		293
Employee retirement deposits		(1,188)		(121)		—		(1,067)		(293)
Depreciation		41		—		—		41		11
Long-term receivables		(6,090)		(6,090)		(3,208)		(3,208)		(882)
Dividend receivables		108		—		35		143		39
Long-term accrued expenses		7,937		7,937		3,992		3,992		1,098
Other comprehensive income due to the equity method of accounting		(1,710,854)		—		(49,909)		(1,760,763)		(*1)(37,674)

Total	(Won)	(4,906,667)	(Won)	(729,350)	(Won)	(517,965)	(Won)	(4,695,282)	(Won)	(76,472)

Tax loss carry-forwards	(Won)	222,067	(Won)	—	(Won)	8,957	(Won)	231,024	(Won)	63,531

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2002	(Won)	13,899	(Won)	—	(Won)	13,899	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		112,068		—		112,068	Dec. 31, 2010
2006		21,933		—		21,933	Dec. 31, 2011
2007		16,066		—		16,066	Dec. 31, 2012

	(Won)	234,778	(Won)	—	(Won)	234,778

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

13. STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2007 and 2006, the significant non-cash transactions as follows (Korean won in millions):

Transactions	2007		2006
Changes in other comprehensive income due to the equity method of accounting	(Won)	(428,306)	(Won)	49,909
Changes in retained earnings due to the equity method of accounting		339		(1,203)
Increase in dividend receivables		—		35
Dividend payables		483,608		322,405

14. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2007 and 2006 are summarized as follows (Korean won in millions):

	2007		2006
Salaries, wages and bonuses	(Won)	3,072	(Won)	2,567
Provision for severance benefits (Note 8)		154		270
Fringe benefits		285		192
Rent (Note 17)		583		571
Entertainment		143		165
Depreciation (Note 5)		72		36
Amortization (Note 5)		3		5
Taxes and dues		24		23
Advertising		131		635
Travel		111		45
Telecommunications		36		19
Service fees (Note 17)		542		536
Suppliers		27		18
Stock compensation (Note 11)		136		—
Others (Note 17)		236		252

	(Won)	5,555	(Won)	5,334

15. FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of March 31, 2007 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	169,495,685	(Won)	158,217,105	(Won)	11,278,580
Kyongnam Bank		17,798,811		16,995,181		803,630
Kwangju Bank		13,666,256		13,019,215		647,041
WFIS		229,599		222,663		6,936
Woori F&I		203,958		85,987		117,971
Woori 3rd SPC		69,660		53,890		15,770
Woori Investment Securities		12,519,683		10,329,233		2,190,450
Woori CS		77,609		5,177		72,432
Woori PE		11,262		608		10,654

Total	(Won)	214,072,523	(Won)	198,929,059	(Won)	15,143,464

(2)	The condensed statements of operations of subsidiaries for the three months ended March 31, 2007 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Income(loss) before Income tax		Net income (loss)
Woori Bank	(Won)	4,506,939	(Won)	3,391,214	(Won)	1,115,725	(Won)	1,111,494	(Won)	806,909
Kyongnam Bank		290,791		232,902		57,889		57,554		42,279
Kwangju Bank		215,802		174,499		41,303		46,425		34,833
WFIS		68,393		68,816		(423)		(426)		(334)
Woori F&I		22,158		3,435		18,723		22,213		15,671
Woori 3rd SPC		2		36		(34)		(34)		(34)
Woori Investments Securities		994,397		937,716		56,681		57,945		38,935
Woori CS		10,208		4,123		6,085		6,264		4,345
Woori PE		1,386		565		821		780		549

	(Won)	6,110,076	(Won)	4,813,306	(Won)	1,296,770	(Won)	1,302,215	(Won)	943,153

(3)	Significant liabilities and assets of the Company and its subsidiaries as of March 31, 2007 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	1,847,893	(Won)	1,847,893
Woori Bank		104,659,004		13,155,176		25,607,465		143,421,645
Kyongnam Bank		11,334,327		2,931,466		1,733,368		15,999,161
Kwangju Bank		9,812,795		2,105,434		677,012		12,595,241
WFIS		—		136,000		—		136,000
Woori F&I		—		68,000		—		68,000
Woori Investment Securities		2,618,781		4,095,458		249,545		6,963,784

Total	(Won)	128,424,907	(Won)	22,491,534	(Won)	30,115,283	(Won)	181,031,724

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	567,216	(Won)	13,587,831	(Won)	14,925	(Won)	14,169,972
Woori Bank		5,639,792		28,533,622		122,445,403		156,618,817
Kyongnam Bank		1,010,351		4,362,750		11,496,868		16,869,969
Kwangju Bank		675,154		3,581,648		8,982,308		13,239,110
WFIS		6,980		94		—		7,074
Woori F&I		36,974		78,035		72,918		187,927
Woori 3rd SPC		447		69,213		—		69,660
Woori Investment Securities		1,346,080		8,367,407		1,764,177		11,477,664
Woori CS		62,245		624		899		63,768
Woori PE		10,603		—		—		10,603

	(Won)	9,355,842	(Won)	58,581,224	(Won)	144,777,498	(Won)	212,714,564

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of March 31, 2007 are summarized as follows (Korean won in millions):

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	124,213,056	(Won)	1,767,653	1.42
Kyongnam Bank		11,635,279		138,411	1.19
Kwangju Bank		9,086,917		104,609	1.15
Woori F&I		73,285		367	0.50
Woori Investment Securities		1,901,718		137,541	7.23
Woori CS		904		5	0.55

Total	(Won)	146,911,159	(Won)	2,148,586	1.46

16. CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the three months ended March 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		Ratio (%)	2006		Ratio (%)
Woori Bank	(Won)	804,016	87.9	(Won)	356,501	75.5
Kyongnam Bank		42,278	4.6		43,236	9.2
Kwangju Bank		35,760	3.9		32,812	6.9
WFIS		(121)	—		360	0.1
Woori F&I		15,495	1.7		15,837	3.4
Woori 3rd SPC		(34)	—		(35)	—
Woori Investment Securities		13,620	1.5		20,441	4.3
Woori CS		3,041	0.3		3,455	0.7
Woori PE		549	0.1		(353)	(0.1)

Gain on valuation using the equity method of accounting, net of loss		914,604	100.0		472,254	100.0

Other income		1,739			2,706
Other expenses		(29,321)			(34,853)

Net income	(Won)	887,022		(Won)	440,107

17. TRANSACTIONS WITH RELATED PARTIES

(1)	Account balances with the subsidiaries as of March 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006		Account
<Assets>
Woori Bank	(Won)	513,730	(Won)	67,394	Cash and bank deposits
		4,153		4,153	Guarantee deposits
		2,373		2,619	Other receivables
		187		116	Accrued income
Kyongnam Bank		42,353		11,287	Cash and bank deposits
		13		14	Accrued income
Kwangju Bank		11,133		11,043	Cash and bank deposits
		7		8	Accrued income
WFIS		183		159	Other receivables
Woori F&I		15,000		50,000	Loans
		93		310	Accrued income
Woori Credit Information		279		240	Other receivables
Woori SB		305		257	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,817		2,002	Deposits with employee retirement trust

	(Won)	591,626	(Won)	149,602

<Liabilities>
Woori Bank	(Won)	86	(Won)	117	Other payables
WFIS		148		—	Other payables

	(Won)	234	(Won)	117

(2)	Transactions with the subsidiaries for the three months ended March 31, 2007 and 2006 are as follows:

	2007		2006		Account
<Revenues>
Woori Bank	(Won)	719	(Won)	600	Interest income on deposits
Kyongnam Bank		89		71	Interest income on deposits
Kwangju Bank		90		86	Interest income on deposits
WFIS		—		466	Interest income on loans
Woori F&I		599		1,440	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		1		1	Interest income on deposits

	(Won)	1,498	(Won)	2,664

<Expenses>
Woori Bank	(Won)	390	(Won)	390	Rent
”		175		175	Other administrative expenses
WFIS		419		438	Service fees

	(Won)	984	(Won)	1,003

(3)	The Company compensated key management personnel for (Won)737 million of salaries for the three months ended March 31, 2007.

18. EARNINGS PER COMMON SHARE

(1)	Net income per common share for the three months ended March 31, 2007 and 2006 are as follows (Korean won in millions, except for earnings per share data):

	2007		2006
Net income on common shares	(Won)	887,022	(Won)	440,107
Weighted average number of common shares outstanding		806,012,785		806,012,790

Net income per common shares	(Won)	1,101	(Won)	546

(2)	Net income per common share for the year ended December 31, 2006 is (Won)2,518.

19. COMPREHENSIVE INCOME STATEMENT

Comprehensive income statement for the three months ended March 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Net income	(Won)	887,022	(Won)	440,107
Valuation using the equity method on subsidiaries		(428,305)		49,909

Comprehensive income	(Won)	458,717	(Won)	490,016

20. INSURANCE

As of March 31, 2007, the Company has insurance for liability of reparation of directors with Samsung Fire Insurance Co., Ltd. The insurance coverage is (Won)30,000 million.

21. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 15, 2007	By: /s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director